March 19, 2012

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn: Jeff Jaramillo, Accounting Branch Chief

VIA EDGAR

Re: Intuitive Surgical, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 6, 2012

File No. 000-30713

Dear Mr. Jaramillo:

Intuitive Surgical, Inc. (the “Company”) received your letter dated March 6, 2012 (the “Letter”), setting forth the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on our above-referenced report filed under the Securities Exchange Act of 1934, as amended. Our response to the comment is set forth below. For the convenience of the Staff, the comment from the Letter is restated in italics prior to the response to such comment.

Form 10-K for the Fiscal year Ended December 31, 2011

Financial Statements and Supplementary Data, page 57

Note 2. Summary of Significant Accounting Policies, page 63

Revenue Recognition, page 66

1.	We note the quantification on page 44 of the number of unit sales involving “System Trade-ins” and discussion in the third paragraph on page 45 of “upgrade revenue.” Please describe for us in greater detail the terms of your sales arrangements which allow for the upgrade or the trade-in of used systems. Please further tell us how you account for such upgrade or trade-in rights as part of your multiple element accounting policy, specifically whether you have determined that this right is a separate unit of accounting and how the estimated selling price of such a right, if any, is determined. Please also clarify how your accounting policy in this area was impacted by the adoption of FASB ASU 2009-13 on January 1, 2010. Please provide us with references to the specific U.S. GAAP which supports your policy for upgrades and the trade-in of used systems.

In response to the Staff’s comment, by way of background, we respectfully advise the Staff that we have commercialized three generations of da Vinci Surgical Systems: the da Vinci Si Surgical System (“Si”) introduced in early 2009, the da Vinci S Surgical System (“S”) introduced in early 2006 and the Standard da Vinci Surgical System (“Standard”), which was our first generation surgical system. Our Si model can also be purchased with two surgeon consoles which are used primarily for training and proctoring. The Standard Surgical System is not upgradeable to a da Vinci S or da Vinci Si Surgical System. The da Vinci S Surgical System is upgradeable to a da Vinci Si. Each product version (Si, S and Standard) comes with four robotic arms but can also be purchased with three robotic arms at lower prices than the four arm versions. Upgrades, including the S to Si upgrade and adding a fourth arm to three-arm systems, are completed in the field at the customer site. Upgrade revenue includes these field upgrades as well as the sale of a second surgeon console for use with the Si Surgical System. In addition, historically as we introduced more capable vision systems, the Standard and S were upgraded in the field at customer sites with new vision systems.

Many customers desire to have the most capable system available, and certain of our newer instruments and our Simulator product are only available for use on the da Vinci Si. Some customers desire to standardize with one version of the da Vinci Surgical System as they add multiple systems to simplify training and improve efficiency. We began offering customers the opportunity to trade-in their Standard Surgical Systems for da Vinci S’s and now provide customers the opportunity to trade-in their Standard and S Surgical Systems for da Vinci Si’s. This replacement cycle is typical in capital equipment industries and we expect this cycle to continue in the future.

In further response to the Staff’s comment, we respectfully advise the Staff that under the terms of our sales arrangements we do not include specified trade-in rights or upgrade rights. We do not provide customers with a right to trade in purchased equipment at a value specified at the time of delivery of the original equipment or a specified percentage of the original equipment sales price when subsequently purchasing new equipment from us. Therefore there was no impact on our accounting policy relating to upgrades and trade-ins upon the adoption of FASB ASU 2009-13 on January 1, 2010.

We further advise the Staff that trade-ins are negotiated on a transaction by transaction basis based on the circumstances at the time of the trade-in and not based on any pre-existing rights granted by us. We are not obligated to enter into transactions involving the trade-in of previously purchased systems. However, we recognize that it is in the best interests of our customers to own the latest generation and most capable surgical systems. We also have been able to refurbish and/or upgrade traded-in systems and resell them to more price sensitive customers both inside and outside the U.S. at prices that generate margins similar to margins realized on the sale of new products.

Prior to the fourth quarter of 2010, customers purchased and we performed component level field upgrades of the S units into Si units. Field upgrades can take several days, resulting in disruption to our customers’ businesses. Over time we found that our customers generally prefer trade-ins as a trade-in causes less disruption to their business operations, a trade-in results in their owning a new versus used surgical system, and the economics of a trade-in are similar to a field upgrade. Field upgrades are also difficult for our field service engineers to complete. Given customer preferences for trade-ins, the difficulty involved in field upgrades and our ability to refurbish and resell the traded-in units, we began to offer trade-ins for all customers who desired to upgrade their S systems to Si systems. Therefore, since the fourth quarter of 2010, customers have been shipped a completely new Si unit in exchange for their used S unit, rather than receiving component level field upgrades. We provide customers trade-in credits for their used S systems, which are negotiated at the time of the trade-in and can be applied towards the purchase price of the Si unit. We do not provide any trade-in commitment at the time of the sale of the original system.

In cases where we provided field-level upgrades, revenue was recognized when the upgrades were completed and the four revenue recognition criteria were met: persuasive evidence of arrangement exists; delivery has occurred; the price is fixed and determinable; and collectability is reasonably assured. In accounting for trade-ins, where we ship a new system in exchange for a used system, we considered the guidance in AICPA Technical Practice Aids 5100.01, Equipment Sales Net of Trade-Ins (TPA 5100.01). The guidance states that sales should be credited with the nominal or stated contract price, and the difference between (a) the trade-in allowance and (b) the amount determined by pricing the trade-in at net realizable value minus normal profit margin should be treated as a sales allowance or discount. We apply the accounting guidance by valuing the traded-in system in inventory at an amount to which when reconditioning costs are added, will allow a margin approximating a normal profit when the sale is made.

In evaluating revenue recognition on the upgrades and trade-ins, we also considered the guidance under ASC 605 relating to separate contracts entered into at or near the same time. We evaluated whether the agreement for upgrades and trade-in subsequent to the agreement for the original sale should be considered separate arrangements versus one multiple-element arrangement. We concluded that the da Vinci Surgical System sale agreement and the upgrade or trade-in agreement are separate contracts. In reaching the conclusion, we considered the following factors:

•

The contracts are not being negotiated in contemplation of each other. At the time of the sale of the original equipment, we do not make a promise or a commitment to the customer to provide future upgrades or trade-ins. The pricing of the trade-in right is not agreed to at the date the original da Vinci Surgical System is purchased by the customer. During negotiations of the pricing for the original contract, an upgrade or a trade-in is not contemplated. There is also a time lapse of six months or longer between the original contract and the contract for the upgrade or trade-in.

•

In addition, the fee for the da Vinci Surgical System sale or the upgrade/trade-in is not subject to refund or forfeiture or other concession if another contract is not completed. Further, the payment terms under one agreement do not coincide with performance criteria of another agreement.

•

The customers are obligated to pay for the original sale of the da Vinci Surgical System under normal pricing, terms and conditions. The pricing, terms and conditions for the upgrades were based on then applicable list prices, and we do not provide any significant discounts on the upgrades, i.e., the margins on the upgrades were similar to the margins we earned on the sale of the original unit. For trade-ins involving shipment of a completely new unit in exchange for a used one, the margins on the sale of the new units are similar to the margins we earned on the sale of the original units. In addition, the traded-in unit is assigned an appropriate value such that we receive normalized margins on the sale of such unit.

* * * * *

As requested by the Staff, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff would like any additional information or has any further questions, please do not hesitate to contact me at (408) 523-2160.

Sincerely,

/s/ Marshall L. Mohr
Marshall L. Mohr
Senior Vice President and Chief Financial Officer

Cc:	Gary S. Guthart, Intuitive Surgical, Inc.
Alan C. Mendelson, Latham & Watkins LLP
Kathleen Wells, Latham & Watkins LLP
Nick Prior, Ernst & Young LLP